Exhibit 99.2

Draganfly Unveils its New Precision Delivery System as the Official Flag Bearer During Closing Ceremony at the World Police and Fire Games

Draganfly’s Precision Delivery System was granted a Special Flight Operations Certificate (SFOC) for a Remotely Piloted Aircraft System (RPAS).

Winnipeg, MB. July 26, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announced today that it will introduce its new Precision Delivery System as the world’s first drone to be the official flag bearer during its attendance at the World Police and Fire Games (WPFG) in Winnipeg, Manitoba, from July 28 to August 6, 2023.

Draganfly’s Precision Delivery System was granted a Special Flight Operations Certificate (SFOC) for a Remotely Piloted Aircraft System (RPAS). The SFOC-RPAS authorization signifies that Draganfly’s technology has met stringent safety and operational standards, granting the Company permission to conduct drone flights beyond the confines of basic or advanced operations.

Integrated with Draganfly’s Commander 3 XL drone, the Precision Delivery System provides a drop-down winch system for safe and precise delivery, a quick-release delivery box for efficient unloading, and POV cameras for enhanced situational awareness. This advanced system combines cutting-edge technology and precision engineering, providing unmatched efficiency, speed, and reliability for delivering vital supplies and equipment to first responders on the front lines.

“It’s an incredible opportunity to have our newest product, the Precision Delivery System, take center stage as the world’s first drone to be the official flag bearer during the World Police and Fire Games in Winnipeg,” said Cameron Chell, President, and CEO of Draganfly. “We will be demonstrating to Draganfly’s cutting-edge capabilities, highlighting our commitment to providing innovative drone solutions to first responders and public safety professionals.”

Draganfly’s team will be located at booth #21 in downtown Winnipeg’s RBC Convention Center from July 26th to 29th, where attendees will have the opportunity to explore the capabilities of the Company’s Vital Intelligence Technology, Heavy Lift drone, Commander 3 XL equipped with the Precision Delivery System.

The WPFG is a biennial athletic event open to active and retired law enforcement and fire service personnel worldwide. This Olympic-style competition hosts over 8,500 athletes representing law enforcement, firefighters, and first responders from 60 countries, all competing in 63 sports.

For more information about the World Police and Fire Games, click here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to efficiency, speed, and reliability for delivering vital supplies and equipment to first responders on the front lines. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.